Robert S. Kant
Tel. 602.445.8302
Fax 602.445.8100
KantR@gtlaw.com
May 17, 2007
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Matt Franker

Re:	Smith & Wesson Holding Corporation
Registration Statement on Form S-3
Filed March 12, 2007
File No. 333-141231
Ladies and Gentlemen:
     We express our appreciation for your review of the Form S-3 of Smith & Wesson Holding Corporation (the “Company”). On behalf of the Company, we are responding to the comments provided by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 10, 2007. The Company will file an amendment to the Form S-3 when the Staff’s comments are resolved. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.
General
1.	SEC Comment: Please revise your cover page and throughout your prospectus, as applicable, to clarify that in addition to registering for resale the convertible notes and the underlying shares of common stock, you are also registering the conversion of the notes into shares of common stock by the noteholders. Submit a revised opinion of counsel reflecting this revision.

Company’s Response: The Company respectfully disagrees that the conversion of the notes into shares of common stock must be registered. Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) provides in part that securities exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid are exempt from the registration requirements of the Securities Act. The convertible notes were issued in a private placement exempt from the registration requirements of the Securities Act, and the holders of the notes

Securities and Exchange Commission
May 17, 2007

may at any time convert the outstanding notes into shares of the Company’s common stock without any commissions or other remuneration being paid. Therefore, the conversion is exempt from the registration requirements of the Securities Act under Section 3(a)(9).

2.	SEC Comment: Note that because you are issuing shares under a conversion formula based in part on fluctuating market prices, you may not rely on Rule 416 but must instead register for resale the maximum number of shares needed in your good faith estimate. As such, please delete reference to Rule 416 from the footnotes to the fee table that appears on the cover of the registration statement.

Company’s Response: The Company will amend the fee table to appropriately reflect that Rule 416 only applies to additional securities issuable as result of stock splits, stock dividends, or similar transaction and not to other dilutive events.

3.	SEC Comment: Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Company’s Response: The Company is registering for resale a total of 6,485,084 shares of its common stock. Based on a per share price of $10.27, the closing price of the Company’s common stock on the date of the sale of the convertible notes, the shares have a total dollar value of approximately $66,601,813.

4.	SEC Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Company’s Response: Attachment 1 to this letter sets forth a table describing payments the Company has made or may be required to make (other than repayments of principal on the convertible notes) in connection with the issuance of the convertible notes to any selling securityholder, any affiliate of a selling securityholder, or any

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May 17, 2007

person with whom a selling securityholder has a contractual relationship regarding the transaction. Please note that, as described in the footnotes to the table appearing on Attachment 1, certain payments are required only if specified events occur and, therefore, may never be paid.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Company’s Response: The net proceeds to the Company from the sale of the convertible notes were approximately $75,800,000. Assuming that the Company does not default in its interest payments or registration obligations and no fundamental transaction involving the Company occurs in the first year following the sale of the convertible notes, the total amount of possible payments to all selling stockholders and their affiliates in the first year is $3,200,000, consisting entirely of interest payments.

5.	SEC Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:
•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
•	if the conversion price per share is set at fixed price, use the price per share established in the convertible notes; and

•	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;
•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

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•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.
     If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.
Company’s Response: No discount was made to the conversion price for the shares of common stock underlying the convertible notes. The initial conversion price per share of common stock was fixed at $12.336, or 120% of the closing price of the Company’s common stock on December 14, 2006 (the date of pricing of the convertible notes) and approximately 120% of the closing price of the Company’s common stock on December 15, 2006 (the date of the sale of the convertible notes). As described in the section of the prospectus entitled “Description of Notes — Conversion Price Adjustments,” the conversion price of the convertible notes is subject to adjustment only upon the happening of specified events, including the issuance of shares of common stock as a dividend or distribution to all holders of the Company’s common stock, the distribution of cash or other assets to all holders of the Company’s common stock, and similar corporate events. In addition, in the section of the prospectus entitled “Description of Notes — Determination of the Make Whole Premium,” the Company has described the adjustment to the conversion price in the event of a change in control of the company on or before December 15, 2011.
6.	SEC Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

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•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and

•	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible number of shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price in the date of sale of that other security from the combined market price of the total number of underlying shares on that date.
Company’s Response: None of the selling securityholders or their affiliates hold any other warrants, options, notes, or other securities convertible into shares of the Company’s common stock.
7.	SEC Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment [4], above;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by

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the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments [4-5], above.
Company’s Response: The Company received gross proceeds of $80,000,000 from the sale of the convertible notes and, as described in the Company’s response to comment 4, the Company may be required to make payments over the 20-year term of the convertible notes of up to $15,900,000, resulting in net proceeds to the Company of $64,100,000. There was no conversion discount on the common stock underlying the convertible notes, and none of the selling securityholders or any of their affiliates hold any other warrants, options, notes, or other securities convertible into the common stock of the Company.
     Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments, as disclosed in response to comment 4, and the total possible discount to the market price of the shares underlying the convertible notes, as disclosed in response to comment 5, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.
Company’s Response: As described in the Company’s response to comment 4, the Company may be required to make payments over the 20-year term of the convertible notes of up to $15,900,000, and there was no discount to the market price of the common stock underlying the convertible notes. As described in the Company’s response to comment 4, the net proceeds to the Company from the sale of the convertible notes were $75,800,000. Therefore, total possible payments as described in the Company’s response to comment 4 represent 21.0% of the net proceeds to the Company from the offering, or approximately 1.0% per year over the term of the convertible notes.
8.	SEC Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

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•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
Company’s Response: The following selling securityholders participated in the Company’s private placement of common stock and common stock warrants completed in September 2005: Capital Ventures International; Cranshire Capital, LP; Iroquois Master Fund Ltd.; Kings Road Investments Ltd.; Portside Growth and Opportunity Fund; and Smithfield Fiduciary LLC, an affiliate of Highbridge Capital Management, LLC which is the trading manager of Highbridge International LLC.
On September 12, 2005, the Company completed the sale of an aggregate of 6,000,000 shares of its common stock and warrants to purchase an additional 1,200,000 shares of its common stock to institutional investors in a private placement. Immediately prior to the private placement, there were approximately 32,128,917 shares of the Company’s common stock outstanding, of which 19,612,886 shares were held by persons other than the selling securityholders, affiliates of the Company, or affiliates of the selling securityholders. Assuming exercise in full of the warrants as of the date of the closing of the private placement, the securities issued in the private placement constituted approximately 36.7% of the total issued and outstanding shares of the Company’s common stock held by persons other than the selling securityholders, affiliates of the Company, or affiliates of the selling securityholders. The closing price per share of the Company’s common stock on September 12, 2005 was $4.72, and the closing price per share of the Company’s common stock on May 16, 2007 was $13.32.

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9.	SEC Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
     In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
     Company’s Response: The following table sets forth the requested information.

Number of shares outstanding immediately prior to the convertible note transaction (excluding shares held by affiliates of the company or any selling securityholders or their affiliates	22,469,452

Number of shares registered for resale by the selling securityholders or their affiliates in prior registration statements	6,072,000

Number of shares registered for resale by the selling securityholders or their affiliates in prior registration statements that continue to be held by such selling securityholders or their affiliates	85,628

Number of shares that have been sold in registered resale transactions by the selling securityholders or their affiliates (1)	5,986,372

Number shares being registered for resale on behalf of the selling securityholders or their affiliates in the current transaction	6,485,084

(1)	All warrants issued by the Company in the September 2005 private placement have been exercised, and the Company has assumed for purposes of this table that the selling securityholders sold the shares purchased in registered resale transactions and not pursuant to any other method described in the plan of distribution appearing in the prospectus covering those shares.

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10.	SEC Comment: Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from the selling shareholders- any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:
•	the date on which each such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).
Company’s Response: The Company confirms that it has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible notes. To the knowledge of the Company based on information obtained from the selling stockholders, no selling stockholder has an existing short position in the Company’s common stock.
11.	SEC Comment: Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding

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the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.
     If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
Company’s Response: The Company believes that the prospectus includes a description of relationships and arrangements among the Company and the persons listed in the above comment in connection with the convertible note transaction, and copies of all agreements among the Company and those persons are included as exhibits to the registration statement.

The Company will add the following paragraph under the caption “Selling Securityholders” on page 47 of the prospectus to describe the September 2005 private placement in which certain of the selling securityholders participated and add information to the footnotes of the selling securityholder table on that page to indicate which selling securityholders participated in the September 2005 private placement:

“As indicated in the footnotes to the table below, certain of the selling securityholders participated in a previous offering by our company. In September 2005, we completed the sale of an aggregate of 6,000,000 shares of our common stock and warrants to purchase an additional 1,200,000 shares of our common stock, most of which were purchased by certain of the selling securityholders listed below. The September 2005 offering was in reliance upon the exemption from registration requirements under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D under such Act. We received an aggregate of $26,160,000 cash for the sale of the shares and the warrants. We filed a registration statement with the SEC to register the shares and shares of common stock issuable upon exercise of the warrants sold in the September 2005 offering. Additional information concerning this prior transaction may be found in the Current Report on Form 8-K filed by us with the SEC on September 13, 2005.”
Table of Contents
12.	SEC Comment: We note your statement cautioning reliance on information contained within or incorporated by reference into the prospectus, as well as on any prospectus supplement. Please revise to clarify that investors are entitled to rely on information contained in your other public filings.

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Company’s Response: The Company will revise the paragraph under the caption “About this Prospectus” following the table of contents as follows:

“You ~~should~~ may rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We have not, and the selling securityholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. The selling securityholders are offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement ~~is~~ may only be accurate ~~only~~ as of the date on their covers~~, regardless of the time of delivery of this prospectus or any accompanying prospectus supplement or any sale of the securities~~.”
Prospectus Summary, page 1
The Offering, page 3
13.	SEC Comment: We note your statement that the conversion rate of the convertible notes may be “subject to adjustment in certain events.” Please revise to state the basis for the initial conversion rate.
Company’s Response: The first paragraph under “Conversion Rights” on page 3 of the prospectus will be revised as follows:

“The notes may be converted by the holders into shares of our common stock, initially at a conversion rate of 81.06355 shares of common stock per $1,000 principal amount, which is equivalent to an initial conversion price of approximately $12.336 per share of common stock~~, subject to adjustment in certain events,~~ at any time prior to maturity of the notes or their earlier redemption by us. The initial conversion price was negotiated by the initial purchasers of the notes to be 120% of the closing price of our common stock on the day immediately prior to the closing of the sale of the convertible notes. The conversion price is subject to adjustment upon certain corporate events, including the issuance of shares of our common stock as a dividend or distribution to all holders of our common stock, a subdivision or combination of our common stock, or the distribution of assets or cash to all or substantially all holders of our common stock, or similar events, as further described in the section “Description of Notes — Conversion Price Adjustments.”

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Risks Related to the Notes and Common Stock, page 16
14.	SEC Comment: Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as selling shareholders convert and sell material amounts of your common stock. In addition, please discuss the fact that this downward pressure could encourage short sales by selling shareholders or others.

Company’s Response: The Company will add the following risk factors to the “Risks Related to the Notes and Common Stock” section of the prospectus :

“If selling securityholders elect to convert their notes and sell material amounts of our common stock into the market, such sales could cause the price of our common stock to decline. Such downward pressure on the price of our common stock may encourage short selling of our common stock by the selling securityholders or others.

To the extent that the selling securityholders elect to convert the notes into shares of our common stock and sell material amounts of those shares into the market, our stock price may decrease due to the additional amount of shares available on the market. The subsequent sales of these shares could encourage short sales by our securityholders and others, placing further downward pressure on our stock price.

If there is significant downward pressure on the price of our common stock, it may encourage selling securityholders or others to sell shares by means of short sales to the extent permitted under the United States securities laws. Short sales involve the sale by a selling securityholder, usually with a future delivery date, of common stock the seller does not own. Covered short sales are sales made in an amount not greater than the number of shares subject to the short seller’s right to acquire common stock, such as upon conversion of notes. A selling securityholder may close out any covered short position by converting its notes or purchasing shares in the open market. In determining the source of shares to close out the covered short position, a selling securityholder will likely consider, among other things, the price of common stock available for purchase in the open market as compared to the conversion price of the notes. The existence of a significant number of short sales generally causes the price of common stock to decline, in part because it indicates that a number of market participants are taking a position that will be profitable only if the price of the common stock declines.”

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Plan of Distribution, page 50
15.	SEC Comment: In the first full paragraph on page 51, please confirm that selling shareholders will not sell short prior to effectiveness of the registration statement.

Company’s Response: The Company will revise the first full paragraph on page 51 of the prospectus as follows:

“If the selling securityholders effect such transactions by selling notes or common stock issuable upon conversion of the notes to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the notes or such common stock, as applicable, for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock issuable upon conversion of the notes in the course of hedging in positions they assume, provided that the selling securityholders have agreed not to engage in short sales of the shares of common stock issuable upon conversion of the notes prior to the date the registration statement of which this prospectus forms a part is declared effective by the SEC. The selling securityholders may also sell shares of common stock issuable upon conversion of the notes short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge the notes or shares of common stock issuable upon conversion of the notes to broker-dealers that in turn may sell such shares.”
* * *

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     If you have any questions regarding the Company’s responses, please do not hesitate to contact me at (602) 445-8302 or Elizabeth Fraser at (617) 310-6237.

Sincerely,

/s/ Robert S. Kant

Robert S. Kant

Enclosures
cc:	John A. Kelly
Brian H. Blaney
Elizabeth W. Fraser

ATTACHMENT 1
(Response to Comment No. 4)

			Make
	Interest	Additional	Whole	Other
Selling Securityholder	Payments(1)	Interest(2)	Premium(3)	Payments(4)
Capital Ventures International	$3,200,000	—	—	—
Cornell Capital Partners, LP	$800,000	—	—	—
Cranshire Capital L.P.	$2,000,000	—	—	—
Enable Growth Partners LP	$1,600,000	—	—	—
Evolution Master Fund Ltd. SPC Segregated Portfolio M	$4,000,000	—	—	—
GLG Market Neutral Fund	$1,600,000	—	—	—
Highbridge International LLC	$16,000,000	—	—	$100,000
Hudson Bay Fund LP	$1,920,000	—	—	—
Hudson Bay Overseas Fund Ltd	$2,080,000	—	—	—
Iroquois Master Fund Ltd.	$3,200,000	—	—	—
Kamunting Street Master Fund, Ltd	$1,600,000	—	—	—
Kings Road Investments Ltd.	$4,000,000	—	—	—
LB I Group Inc.	$4,400,000	—	—	—
Linden Capital LP	$1,200,000	—	—	—
Portside Growth and Opportunity Fund	$1,320,000	—	—	—
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	$800,000	—	—	—
Rockmore Investment Master Fund, Ltd	$2,000,000	—	—	—
Scoggin Capital Management, LP	$1,600,000	—	—	—
Silver Oak Capital, L.L.C.	$1,600,000	—	—	—
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited	$2,554,600	—	—	—
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited	$246,400	—	—	—
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	$1,600,000	—	—	—
Unnamed holders	$2,800,000	—	—

Total	$64,000,000	—	—	$100,000

(1)	Assumes payment of interest of 4% per annum for the full term of the notes, or 20 years.

(2)	Under Section 2(e) of the Registration Rights Agreement among us and the selling securityholders, we may be obligated to pay additional interest on the notes in the amount of 0.75% per $1,000 principal amount of the notes per each 30 day period that we are in default of certain obligations under the Registration Statement Rights Agreement, including if (i) the registration statement is not declared effective on or before the 180th day following the closing of the sale of the notes, (ii) the registration statement ceases to be effective or usable for a period of time exceeding 30 days in any three-month period or 90 days in any 12-month period. For purposes of the response to the Staff’s comment, the Company has assumed that it will not be required to pay any additional interest on the notes. The maximum amount of additional interest the Company would be required to pay if a default occurred is $6,400,000.

ATTACHMENT 1 (continued)
(Response to Comment No. 4)

(3)	The Company is only required to pay a make whole premium if a change of control occurs on or before December 15, 2011, and then only if the price of the Company’s common stock at the time of the change of control falls within a certain price range. The Company believes the possibility of a change of control occurring prior to December 15, 2011 to be remote and therefore has reflected no additional payments in the table.

(4)	Represents payment for all reasonable costs and expenses incurred connection with the convertible note transaction, including legal fees and disbursements, documentation of the transaction and due diligence in connection with the transaction.